Global Health Ventures Inc

1517 West 58th Avenue

Vancouver, BC

V6P 1W6

Tel: 604-761-7371

Fax: 604-632-4407

October 30, 2008

Beverly Singleton

United States Securities and Exchange Commission

100 F Street, NE

Washington,

DC 20549

Re: SEC Comment Letters dated 10/28/2008 & 11/9/2007

Dear Beverly Singleton,

I acknowledge the receipt of the Letters referred above today. I shall be working on the questions in the letters and shall provide you with my answers soon.

Best regards,

/s/ Hassan Salari

Dr. Hassan Salari

CEO/CFO